Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 26 pages.


om
LIMITED


03050437

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Thursday March 13, 2003.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America


SEC MAIL PROCESSING
RECEIVED
MAR 25 2003

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	28 February, 2003	Company Announcement: Correction to announcement: 03-02-03- X3 Retractable Syringe
2	7 March, 2003	Company Announcement: Appendix 4B- Half yearly report.

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

dw 5/2



Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

28 February 2003

ASX Company Announcements Office

Correction of Previous announcement on the X3 Retractable Syringe made on the 3rd February 2003.

The announcement referred to Occupational & Medical Innovations Limited (OMI) international patent application in relation to its X3 Retractable Syringe being "only recently published", and being granted an "international patent".

OMI made the announcement as a consequence of the publishing of the international patent application in relation to the X3 Retractable Syringe, and the receipt by OMI of the international search carried out to look for similar inventions (which search did not locate any earlier documents which are considered to be relevant to any particular claim), and the issuing of a Written Opinion from the International Preliminary Examining Authority (which was very favourable as it considered all the patent claims to be novel, to have an inventive step and to have industrial applicability).

An international patent application is filed under the Patent Cooperation Treaty (PCT) which is administered by the World Intellectual Property Organisation which has a number of advantages including:-

- a single application is filed which designates the countries in which patent protection is sought;
- is given a priority date in all designated countries (there are over 100 designated countries). The priority date is extremely important as it means if there are two applications claiming the same invention, the patent will be given to the application with the earliest priority date.
- one set of formalities need be complied with;
- the patent application is published by the International Bureau of WIPO 18 months from the earliest priority date.

Occupational Medical Innovations Limited
A.B.N. 11 091 192 871



- after filing the application an International Search Report is received which should given an indication as to the strength of the possible patent application before a decision is made to pursue patent protection in other countries;

- there is an option of an International Preliminary Examination to further evaluate the chances of getting a patent before incurring the expenses involved in obtaining separate patents in different countries;

- extra time is given to re-assess the value of the invention and its export potential before committing to higher costs;

- upon completion of the international phase of a patent application, the national phase follows whereby the patents are granted in the relevant designated countries.

OMI has not yet been granted a patent or an international patent for the X3 Retractable Syringe, however OMI has been given a priority date of 17 May 2001 (which protects the invention from any subsequent patent application) for its X3 Retractable Syringe which successfully completes the international phase of its patent application. It is now embarking on the national phase, and has selected the designated countries in which it will apply for patents. Whilst it is not possible to predict when the patents for the X3 Retractable Syringe are granted in each country where patents are applied for, when a patent is granted in a country OMI considers significant, OMI will make an appropriate announcement.

The status of the Patent application is correctly described in the announcement as "....only recently published. Patent searches have revealed no similar technologies in retractable syringes".

Bruce Kiehne
Managing Director

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871


omi
LIMITED

7 March 2003

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

ASX Company Announcements Office

Please find attached the half-yearly accounts Appendix 4B) to 31 December 2002 for Occupational & Medical Innovations Limited (OMI).

OMI expects that it will commence receiving income from the sales of the Needle-less Access Valve pursuant to its agreement with B Braun Australia Pty Ltd ("B Braun"), and from the sales of the Safety Scalpel pursuant to its agreement with Personna Medical ("Personna") in this current financial year.

Both B Braun and Personna have been provided with samples of the respective products to enable them to conduct clinical trials, market research and customer evaluation.

Personna have received 25,000 production samples for the purposes of clinical trials, market research and customer evaluation, and has scheduled the formal launch of the Safety Scalpel as part of Personna's product range in the North American market later this month at the AORN Trade Show in Chicago. To date all information received from Personna has been to the effect that the Safety Scalpel has been very well received. Upon the launch of the Safety Scalpel by Personna, commercial production will commence to meet sales.

OMI will also be releasing the Safety Scalpel in Australia and New Zealand under its own OMI brand name shortly after Personna launches the product in North America

Commercial production of the Needle-less Access Valve will commence upon the clinical trials being completed to B Braun's satisfaction.

Applications are well underway for TGA approval to market the Needle-less Access Valve in Australia, and for FDA approval for the North American market. Omnicare Clinical Research has been retained to obtain TGA approval, and Fantasia Consulting Associates retained to obtain FDA approval.

Occupational & Medical Innovations Limited



A.B.N. 11 091 192 871

OMI is continuing with its work to not only expand the markets for the Needle-less Access Valve and the Safety Scalpel, but is also continuing with its work to bring its other products to market.

Consequently, the results of the current period are expected to be affected by this commencement of trading when compared with the same period in the previous year. When the quantum of the annual turnover becomes evident the Company will advise the market of its expectations on both cash flow and profitability.

Bruce Kiehne
Managing Director

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 6 of 26 pages.

Appendix 4B
Half yearly/preliminary final report

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Occupational & Medical Innovations Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
091 192 871			31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	up	373%	to	426
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	down	50%	to	(611)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		
Net profit (loss) for the period attributable to members *(item 1.11)*	down	50%	to	(611)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	- ¢	- ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	- ¢	- ¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	426	90
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(1,319)	(1,305)
1.3	Borrowing costs	(7)	(2)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(900)**	**(1,217)**
1.6	Income tax on ordinary activities *(see note 4)*	289	-
1.7	**Profit (loss) from ordinary activities after tax**	**(611)**	**(1,217)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(611)**	**(1,217)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	***Net profit (loss) for the period attributable to members***	**(611)**	**(1,217)**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	-	-

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	(2.4) cents	(4.8) cents
1.19	Diluted EPS	(2.4) cents	(4.8) cents

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	(611)	(1,217)
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(611)**	**(1,217)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	384	5
,1.24	Interest revenue	39	86
1.25	Other relevant revenue	3	-
1.26	Details of relevant expenses	1,289	1,266
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	37	41
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	122	150

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(4,339)	(1,761)
1.31	Net profit (loss) attributable to members *(item 1.11)*	(611)	(1,217)
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(4,950)**	**(2,978)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	492	-	-	492
2.3	**Total amortisation of intangibles**	492	-	-	492
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)		
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	1,530	2,269	3,022
4.2	Receivables	217	23	88
4.3	Investments	-	-	-
4.4	Inventories	-	-	-
4.5	Tax assets	289	-	-
4.6	Other (provide details if material)	58	125	34
4.7	**Total current assets**	**2,094**	**2,417**	**3,144**
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	148	173	192
4.15	Intangibles (net)	16,996	17,487	17,971
4.16	Tax assets	-	-	-
4.17	Other – capitalised R&D	1,046	925	903
4.18	**Total non-current assets**	**18,190**	**18,585**	**19,066**
4.19	**Total assets**	**20,284**	**21,002**	**22,210**
	Current liabilities			
4.20	Payables	62	52	59
4.21	Interest bearing liabilities	57	154	24
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	31	43	30
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**150**	**249**	**113**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	34	42	28
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	3	3	-
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**37**	**45**	**28**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**187**	**294**	**141**
4.33	**Net assets**	**20,097**	**20,708**	**22,069**

	Equity			
4.34	Capital/contributed equity	25,047	25,047	25,047
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(4,950)	(4,339)	(2,978)
4.37	**Equity attributable to members of the parent entity**	**20,097**	**20,708**	**22,069**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**20,097**	**20,708**	**22,069**

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	
6.2	Expenditure incurred during current period		

+ See chapter 19 for defined terms.

6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	212	51
7.2	Payments to suppliers and employees	(886)	(857)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	39	57
7.6	Interest and other costs of finance paid	(7)	(8)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	20	11
7.9	**Net operating cash flows**	**(622)**	**(746)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(12)	(13)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	(1)	(166)
7.17	**Net investing cash flows**	**(13)**	**(179)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	-
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	(104)	(10)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-

+ See chapter 19 for defined terms.

7.23	**Net financing cash flows**	**(104)**	**(10)**
7.24	**Net increase (decrease) in cash held**	(739)	**(935)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	2,269	3,957
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	1,530	3,022

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	330	161
8.2	Deposits at call	1,200	2,861
8.3	Bank overdraft	-	
8.4	Other (provide details)	-	
8.5	**Total cash at end of period** *(item 7.27)*	**1,530**	**3,022**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(211%)	(1,352%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(3.04%)	(5.51%)

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Loss for period $611,149 / weighted average number of ordinary shares 25,353,726

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	12.23 cents	16.16 cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Nil

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	¢	¢	¢
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	¢	¢
15.9 Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period $A'000	Previous corresponding period - $A'000
15.10 +Ordinary securities *(each class separately)*		
15.11 Preference +securities *(each class separately)*		
15.12 Other equity instruments *(each class separately)*		
15.13 Total		

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.



Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	N/A	
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal	Contribution to net profit (loss) (*item 1.9*)

+ See chapter 19 for defined terms.

	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 **Equity accounted associates and joint venture entities**	N/A			
17.2 **Total**				
17.3 Other material interests				
17.4 **Total**				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	25,353,726	25,353,726	N/A	N/A
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks				
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

18.13	**Unsecured notes** *(description)*		
18.14	Changes during current period		
	(a) Increases through issues		
	(b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

The consolidated entity operates predominantly in one business segment being the development of safety equipment used in the medical industry.

The consolidated entity operates predominantly in one geographic segment, being Australia.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Nil

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

+ See chapter 19 for defined terms.

Nil

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Nil

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting.* Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Nil

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Nil

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

+ See chapter 19 for defined terms.

(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: [signature].. Date: ....7 March 2003..........
(Director/Company Secretary)

Print name: David Jenkins

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

+ See chapter 19 for defined terms.

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

+ See chapter 19 for defined terms.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

    The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

    Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

+ See chapter 19 for defined terms.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.